

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Yujun Xiao
Chief Executive Officer
HUHUTECH International Group Inc.
3-1208 Tiananzhihui Compound
228 Linghu Road
Xinwu District, Wuxi City, Jiangsu Province
People's Republic of China 214135

> **Re: HUHUTECH International Group Inc.**
> **Amended Registration Statement on Form F-1**
> **Filed on January 17, 2024**
> **File No. 333-270958**

Dear Yujun Xiao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 8, 2023 letter.

Amendment No. 2 to Form F-1 filed January 17, 2024

Our Properties and Facilities, page 86

1.   Please file as an exhibit the lease agreements for all leased properties.

Related Party Transactions, page 103

2.   We note your response to prior comment 2. Please file all outstanding loan agreements as exhibits to your registration statement, including those subsequent to May 31, 2023.

<u>General</u>

3. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on May 31, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of May 31, 2023.

Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Yarona L. Yieh